

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2011

Stephen Ross
Chief Financial Officer
Remedent, Inc.
Zuiderlaan 1-3 bus 8, 9000
Ghent, Belgium

Re: Remedent, Inc.
Form 10-K for the year ended March 31, 2010
Filed July 13, 2010
Form 10-Q for the quarterly period ended December 31, 2010
File No. 1-15975

Dear Mr. Ross:

We have reviewed your letter dated March 25, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended March 31, 2010

Management's Annual Report on Internal Control Over Financial Reporting, page 39

1. We note your response and proposed revisions in response to prior comment three. In light of your failure to provide correct disclosure regarding your internal controls over financial reporting as specifically required in Item 308T(a) of Regulation S-K, it remains unclear to us how management was able to continue to conclude that it maintained effective disclosure controls and procedures as of the end of the period covered by the report. Please explain to us how you arrived at a conclusion that your disclosure controls and procedures were effective. Specifically explain to us how your conclusion is consistent with the following:

   - Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, states that failure to provide

management's report on internal controls over financial reporting renders the annual report <u>materially deficient</u>.

- Rule 13(a)-15(e) of the Exchange Act states that the term disclosure controls means controls and other procedures of an issuer that are designed to ensure that information <u>required</u> to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and <u>reported</u>, within the time periods specified in the Commission's rules and forms.

2. We note your response to prior comment five. Please address the following:

- For those individuals with significant financial reporting responsibilities detailed in part 5c of your response, please indicate the primary geographic location in which their financial reporting responsibilities are conducted.
- For these individuals, please also explain to us how they stay up to date on U.S. GAAP developments.

3. Further to the above, we note from part 5e of your response that you are assisted by an independent consultant in preparing your financial statements. Explain to us, in detail, what was services were performed by your independent consultant and the location where the consultant performed those services.

<u>Note 3 – Restructuring of OTC Business, page F-14</u>

4. We note from your response to prior comment 12 that you recognized a gain on the restructuring of your Over-The–Counter ("OTC") business, even though you continued to consolidate the OTC business after the restructuring. Given that you have retained a controlling financial interest in the OTC business, please explain to us how you considered the guidance set forth in paragraph 810-10-55-4C of the FASB Accounting Standards Codification.

5. As a related matter, please explain to us why you valued the 723,000 shares you received in this transaction using the average of the 52 week high and low bid, citing any authoritative literature upon which you are relying.

<u>Note 5 – Acquisition of Glamsmile Asia Ltd., page F-16</u>

6. We note your response to prior comment 14. In addition to your proposed revised disclosures, please also provide us with details of the acquisition-date fair value of the total consideration transferred and disclosures regarding how that consideration was allocated among assets, liabilities and noncontrolling interest.

Note 6 – Distribution Agreements, page F-16

Den-Mat Distribution Agreement, page F-16

7. We note from your response to prior comment 17, that you classified the warrant expense related to the distribution agreement as a non-operating expense because it was "a one-time non-cash expense." It is unclear as to why your classification as non-operating expense is appropriate, considering that the distribution agreement appears to have been executed in the normal course of your operations. We also note that all revenues you have received under the distribution agreement have been classified as operating income. Please advise.

Note 12 – Soca Networks Singapore ("Soca"), page F-21

8. We note from your response to prior comment 21 that as of March 31, 2010, you had advanced the full payment of $750,000 to Soca. Please reconcile this with the disclosures in your filing on page F-21 that indicate that as of March 31, 2010, the final agreement was being negotiated and that you expect to issue the 220,588 shares during the fiscal year ending March 31, 2011.

9. Additionally, please explain to us how you have evaluated this investment for impairment. Please describe to us your valuation methodology and any significant assumptions you used in determining that the carrying value of your investment was fully recoverable.

Note 13 – Licensed Patents, page F-21

Teeth Whitening Patents, page F-21

10. We note from your response to prior comment 22 that your teeth whitening license reverted back to the licensor and the licensing agreement was terminated. Please tell us the date at which the license was terminated. Additionally, please explain to us what assets and/or liabilities are recorded on your balance sheet at March 31, 2010 related to the teeth whitening license. Explain your basis for recording these amounts on your balance sheet under U.S. GAAP.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or Lynn Dicker, Reviewing Accountant at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones, Staff Attorney at (202) 551-3602 or Tim Buchmiller, Reviewing Attorney at (202) 551-3635 with any other questions. In this regard, do not hesitate to contact me at (202)551-3643 with any questions.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief